EXHIBIT 99.1
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[LOGO - IPSCO]

                                                        NEWS RELEASE

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FOR IMMEDIATE RELEASE

                   IPSCO PROCEEDING WITH LARGE U.S. PIPE ORDER

[LISLE, ILLINOIS] [October 16, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it has received instructions to proceed with an order for 36" diameter spiral pipe totalling approximately 150,000 tons. The order will be produced on IPSCO's large diameter pipe mills located in Regina, Saskatchewan commencing production in November and completing in June 2004.

"We are extremely pleased to receive an order of this magnitude," said David Britten, IPSCO's Vice President and General Manager of Tubular Products. "Qualifying for this project was extremely competitive, but IPSCO's outstanding track record in high strength steel and pipe and the ability to handle large projects from start to finish proved to be key considerations."

The project will be the largest Grade X-80 pipeline ever constructed in North America. "This order reinforces IPSCO's position as a leader in the development of high strength steel for both pipe and steel mill products," stated Britten. "We believe this order serves as a springboard for further advanced line pipe development."

Britten said it's encouraging to be selected as the main supplier for such a large and sophisticated natural gas pipeline. Britten added that this work will employ an additional 200 pipe employees and the high strength steel will be supplied by IPSCO.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.



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THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S
OPERATIONS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, COSTS AND PERFORMANCE OF CAPITAL EQUIPMENT, PRODUCTION LEVELS, MARKET FORCES, NORTH AMERICAN PRICING OF STEEL AND PIPE PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, AND OTHER MATTERS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2002 AND FORM 40-F.

Company Contact:
David Britten, Vice President and General Manager, Tubular Products Tel. 630-810-4792
Release #03-25

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